

January 29, 2013

Via Email
Gavin Solotar
General Counsel
Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022

Re: **Greenhill & Co., Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Response filed December 17, 2012
File No. 001-32147

Dear Mr. Solotar:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1. Your proposed disclosure included in response to prior comment 4 identifies various revenue streams that you obtain from your clients. Please tell us whether you have considered the guidance in ASC 605-25 regarding multiple-element revenue arrangements, and whether you believe that guidance is applicable to your revenue

arrangements. If applicable, tell us where you have provided the minimum required disclosures pursuant to ASC 605-25-50, or revise your future filings to include such disclosures.

Schedule 14A filed March 9, 2012

Certain Relationships and Related Transactions, page 27

2. Please confirm that you will disclose the substance of your response to comment 5 in future filings, including the material terms of Mr. Greenhill's employment agreement as disclosed in the Form S-1/A filed on April 20, 2004. Additionally, please file each NEO's employment agreement as an exhibit to your next Form 10-K, as opposed to filing the Form of Greenhill & Co., Inc. Employment, Non-Competition and Pledge Agreement.

You may contact Staci Shannon at (202) 551-3374 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director